SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2015 – September 30, 2015) filed with the Tokyo Stock Exchange on Thursday October 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 29, 2015	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2015 – September 30, 2015

October 29, 2015

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun_yang@orix.co.jp

Consolidated Financial Results from April 1, 2015 to September 30, 2015

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Six Months Ended September 30, 2015

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2015	1,170,194	22.5%	182,480	35.2%	250,745	24.7%	161,298	14.2%
September 30, 2014	955,635	62.0%	134,969	26.2%	201,133	64.7%	141,299	75.7%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥141,697 million for the six months ended September 30, 2015 (year-on-year change was a 5.5% decrease) and ¥149,928 million for the six months ended September 30, 2014 (year-on-year change was a 75.2% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2015	123.23	123.11
September 30, 2014	107.88	107.72

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividends amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2015	11,080,559	2,420,267	2,249,232	20.3%
March 31, 2015	11,443,628	2,318,071	2,152,198	18.8%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2015	—	—	—	36.00	36.00
March 31, 2016	—	22.00	—	—	—

March 31, 2016 (Est.)	—	—	—	23.00	45.00

3. Targets for the Year Ending March 31, 2016 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we disclose our medium-term management target in this document. For details, refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Management Targets” on page 7.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,049,228 as of September 30, 2015, and 1,323,644,528 as of March 31, 2015.

2. The number of treasury stock shares was 12,848,265 as of September 30, 2015, and 12,847,757 as of March 31, 2015.

3. The average number of outstanding shares was 1,308,920,421 for the six months ended September 30, 2015, and 1,309,723,795 for the six months ended September 30, 2014.

The Company’s shares held through the Board Incentive Plan Trust (2,153,800 shares as of March 31, 2015 and 1,946,800 shares as of September 30, 2015) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Six Months Ended September 30, 2015

			Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
	Total Revenues	(millions of yen)	955,635	1,170,194	214,559	22%
	Total Expenses	(millions of yen)	820,666	987,714	167,048	20%
	Income before Income Taxes and Discontinued Operations	(millions of yen)	201,133	250,745	49,612	25%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	141,299	161,298	19,999	14%
Earnings Per Share	(Basic)	(yen)	107.88	123.23	15.35	14%
	(Diluted)	(yen)	107.72	123.11	15.39	14%
	ROE (Annualized)*1	(%)	14.3	14.7	0.4	—
	ROA (Annualized)*2	(%)	2.79	2.86	0.07	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Economic Environment

Concerns over declines of economic activities in emerging and developing countries and improved short-term economic outlook among developed countries create uneven economic landscapes. Japanese economy continues to show gradual recovery although there are some indicators of weak performance.

Overview of Business Performance (April 1, 2015 to September 30, 2015)

Total revenues for the six months ended September 30, 2015 (hereinafter, “the second consolidated period”) increased 22% to ¥1,170,194 million compared to ¥955,635 million during the same period of the previous fiscal year. Sales of goods and real estate increased primarily due to revenue generated by subsidiaries acquired during the previous fiscal year. In addition, services income increased due to, among other things, revenue generated by the asset management business of Robeco Groep N.V. (hereinafter, “Robeco”), as well as expansion of environment and energy-related business and other fee-related businesses. Meanwhile, with the deterioration of market environment since the latter half of August 2015, life insurance premiums and related investment income decreased due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by Hartford Life Insurance K.K. ( hereinafter, “HLIKK” ), which was merged into ORIX Life Insurance Corporation on July 1, 2015.

Total expenses increased 20% to ¥987,714 million compared to ¥820,666 million during the same period of the previous fiscal year. Services expense and costs of goods and real estate sold each increased in line with the aforementioned revenue increases. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries. On the other hand, life insurance costs decreased due to reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due primarily to the recognition of a gain on sale of partial shares of Houlihan Lokey, Inc. (hereinafter, “HL”), in connection with its initial public offering in the United States, becoming an equity method affiliate.

As a result of the foregoing, income before income taxes and discontinued operations for the second consolidated period increased 25% to ¥250,745 million compared to ¥201,133 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 14% to ¥161,298 million compared to ¥141,299 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period increased 21% to ¥244,791 million compared to ¥202,987 million during the same period of the previous fiscal year. While profits from Retail segment decreased compared to the same period of the previous fiscal year, Overseas Business, Investment and Operation, Real Estate, and Corporate Financial Services segments contributed the most to the increase in total segment profits, and Maintenance Leasing segment continued to display strong performance.

In addition, during the three months ended March 31, 2015, the closing date of the accounting period of DAIKYO INCORPORATED (hereinafter, “DAIKYO”), which is included in Investment and Operation segment, has been changed in order to eliminate a lag period that previously existed between DAIKYO and the Company. Based on this change, the financial statements for the same period of the previous fiscal year have been adjusted retrospectively.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

		Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen)	40,822	52,712	11,890	29%
Segment Profits		12,646	21,564	8,918	71%

		As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen)	1,132,468	1,068,522	(63,946)	(6)%

The Japanese economy continues to show steady improvement due to an increase in capital investment in line with improved corporate earnings and a steady growth led by consumer spending despite some indicators of weak performance. Competition in the lending business continues to intensify as financial institutions increase their lending in response to increased demand for corporate funding.

Segment revenues increased 29% to ¥52,712 million compared to ¥40,822 million during the same period of the previous fiscal year due to increases in sales of goods and services income resulting primarily from revenue generated by Yayoi Co., Ltd. (hereinafter, “Yayoi”), which we acquired on December 22, 2014, and robust fee business generated from domestic small and medium-sized enterprise customers. In addition, recognition of gains on sales of investment securities increased, offsetting a decrease in finance revenues in line with the decreased average investment in direct financing leases and installment loan balances.

While segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in selling, general and administrative expenses following the consolidation of Yayoi, segment profits increased 71% to ¥21,564 million compared to ¥12,646 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥1,068,522 million compared to the end of the previous fiscal year due primarily to decreases in investment in direct financing leases, installment loans, and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

			Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen	)	131,671	135,924	4,253	3%
Segment Profits			21,509	23,117	1,608	7%

			As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen	)	662,851	699,346	36,495	6%

In line with an increase in capital investment resulted from improved corporate earnings, revenue has been growing by providing high value added services targeting demands in capital investment and cost reduction. Japanese automobile leasing industry has been experiencing the same level of the number of new auto leases as the same period of the previous fiscal year.

Segment revenues increased 3% to ¥135,924 million from ¥131,671 million during the same period of the previous fiscal year due primarily to increases in operating leases revenues and finance revenues resulting from the steady expansion of assets in the auto-business and in services income derived from value-added services such as maintenance.

While segment expenses increased due primarily to increases in the costs of operating leases, services expense, and selling, general and administrative expenses, which were in line with revenue growth, segment profits increased 7% to ¥23,117 million compared to ¥21,509 million during the same period of the previous fiscal year.

Segment assets increased 6% to ¥699,346 million compared to the end of the previous fiscal year due primarily to a steady increase in leasing asset mainly in the auto-business.

Real Estate Segment: Real estate development, rental and financing; facility operation, REIT asset management; and real estate investment and advisory services

		Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen)	94,381	109,047	14,666	16%
Segment Profits		15,751	33,717	17,966	114%

		As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen)	835,386	753,892	(81,494)	(10)%

Office rents and vacancy rate in the Japanese office building market continue to show signs of improvement led by Tokyo. J-REIT and foreign investors remain active in property acquisitions, and we are seeing rising sales prices and increasing sales of large-scale real estate. Furthermore, due to increasing numbers of tourists from abroad, we are also seeing increases in the occupancy rate and average daily rate of hotels and Japanese inns.

Segment revenues increased 16% to ¥109,047 million compared to ¥94,381 million during the same period of the previous fiscal year due primarily to an increase in gains on sales of real estate under operating leases, which are included in operating leases revenues. An increase in services income from the facility operation business also contributed to segment revenues.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in write-downs of long-lived assets in addition to decreases in interest expense and costs of operating leases in line with decreased assets.

As a result of the foregoing, segment profits increased 114% to ¥33,717 million compared to ¥15,751 million during the same period of the previous fiscal year.

Segment assets decreased 10% to ¥753,892 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties, and a decrease in installment loans and investment in securities.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

		Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen)	257,668	493,525	235,857	92%
Segment Profits		14,503	36,450	21,947	151%

		As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen)	660,014	598,957	(61,057)	(9)%

In the Japanese environment and energy-related business, even though the government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid-to-long term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In addition, the capital markets environment has continued to support domestic initial public offerings.

Segment revenues increased 92% to ¥493,525 million compared to ¥257,668 million during the same period of the previous fiscal year due primarily to significant increases in sales of goods and real estate contributed by subsidiaries acquired during the previous fiscal year, an increase in the number of condominiums sold by DAIKYO and an increase in amount of services income from environment and energy-related business.

Segment expenses also increased compared to the same period of the previous fiscal year due to an increase in expenses in connection with acquired subsidiaries, including DAIKYO, and the environment and energy-related business, each of which increased in line with segment revenues expansion.

In addition, due to the recognition of gains on sales of shares of subsidiaries, segment profits increased 151% to ¥36,450 million compared to ¥14,503 million during the same period of the previous fiscal year.

Segment assets decreased 9% to ¥598,957 million compared to the end of the previous fiscal year primarily due to decreases in investment in securities and goodwill and other intangible assets.

Retail Segment: Life insurance, banking and card loan business

			Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen	)	182,050	102,401	(79,649)	(44)%
Segment Profits			77,045	32,062	(44,983)	(58)%

			As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen	)	3,700,635	3,473,196	(227,439)	(6)%

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, banks are increasing their assets to further secure new revenue streams and the competition in the lending business continues to intensify.

Segment revenues decreased 44% to ¥102,401 million compared to ¥182,050 million during the same period of the previous fiscal year due to recognition of a gain on sale of shares of Monex Group Inc. in the three months ended June 30, 2014, and a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK as a result of deterioration in market environment since the latter half of August 2015.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a reversal of liability reserve for the aforementioned decrease in investment income of HLIKK.

In addition, due primarily to the recognition of a bargain purchase gain resulted from the acquisition of HLIKK during the same period of the previous fiscal year, segment profits decreased 58% to ¥32,062 million compared to ¥77,045 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥3,473,196 million compared to the end of the previous fiscal year due to a large decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in line with an increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

		Six months ended September 30, 2014	Six months ended September 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen)	253,254	277,843	24,589	10%
Segment Profits		61,533	97,881	36,348	59%

		As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen)	2,178,895	2,172,123	(6,772)	(0)%

Concerns over declines of economic activities in emerging and developing countries and improved short-term economic outlook among developed countries create uneven economic landscapes.

Segment revenues increased 10% to ¥277,843 million compared to ¥253,254 million during the same period of the previous fiscal year due primarily to increases in finance revenues in the Americas, gains on sales of investment securities and operating leases revenues in Asia, and asset management revenues of Robeco despite a decrease resulted from deconsolidation of HL.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to increases in the costs of operating leases and selling, general and administrative expenses of Robeco, each of which increased in line with revenues growth.

In addition, segment profits increased 59% to ¥97,881 million compared to ¥61,533 million in the same period of the previous fiscal year due primarily to the recognition of a gain on sale of partial shares of HL in connection with its initial public offering in the United States.

Segment assets were flat at ¥2,172,123 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by aircraft-related operations, offsetting a decrease in installment loans in the Americas and impact of fluctuations in foreign exchange rates.

(2) Analysis of Consolidated Financial Condition

Financial Condition

		As of March 31, 2015	As of September 30, 2015	Change	Year on Year Change
Total Assets	(millions of yen)	11,443,628	11,080,559	(363,069)	(3)%
(Segment Assets)		9,170,249	8,766,036	(404,213)	(4)%
Total Liabilities	(millions of yen)	9,058,656	8,641,780	(416,876)	(5)%
(Long- and Short-term Debt)		4,417,730	4,371,247	(46,483)	(1)%
(Deposits)		1,287,380	1,332,687	45,307	4%
Shareholders’ Equity	(millions of yen)	2,152,198	2,249,232	97,034	5%
Shareholders’ Equity Per Share	(yen)	1,644.60	1,717.95	73.35	4%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets decreased 3% to ¥11,080,559 million compared to ¥11,443,628 million at the end of the previous fiscal year. Investment in operating leases increased due primarily to purchases of aircraft in Overseas Business segment. Meanwhile, investment in securities decreased due primarily to surrender of variable annuity and variable life insurance contracts held by HLIKK and a decrease in investment income from these contracts as a result of deterioration in the market environment. Segment assets decreased 4% to ¥8,766,036 million compared to the end of the previous fiscal year.

We manage our balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and our liquidity on-hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts held by HLIKK and a reversal of liability reserve in line with the decrease in investment income as mentioned above.

Shareholders’ equity increased 5% to ¥2,249,232 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Medium-Term Management Targets

In addition to sustainable growth of our existing business operations, we believe that there are new growth opportunities in all business segments and we strive to achieve a sustainable profit growth by pursuing these profit opportunities. Our mid-term strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas.” With these principles, we will pursue new business opportunities arising from the changing business environment.

To achieve “Organic growth”, we will deepen our strength and expertise to expand our business in Japan and overseas. For “Investment in key areas”, we continue to pursue new investment opportunities in key areas identified as environment and energy-related business, network in Asia, asset management, and principal investments. The Company, while maintaining its financial soundness, aims to achieve ¥300 billion in net income, and ROE at around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors, including, but are not limited to, those described under “Risk Factors” in our annual report on Form 20-F for the fiscal year ended March 31, 2015 submitted to the U.S. Securities and Exchange Commission on June 25, 2015. Readers are urged not to place undue reliance on such forward-looking statements.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 25, 2015.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2015 and September 30, 2015)

(Unaudited)

		(millions of yen)
Assets	As of March 31, 2015	As of September 30, 2015
Cash and Cash Equivalents	827,518	949,121
Restricted Cash	85,561	86,506
Investment in Direct Financing Leases	1,216,454	1,174,772
Installment Loans	2,478,054	2,491,670
(The amounts of ¥15,361 million as of March 31, 2015 and ¥15,794 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(66,810)
Investment in Operating Leases	1,296,220	1,322,202
Investment in Securities	2,846,257	2,443,733
(The amounts of ¥16,891 million as of March 31, 2015 and ¥20,623 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	278,100	281,170
Investment in Affiliates	378,087	468,208
Trade Notes, Accounts and Other Receivable	348,404	262,017
Inventories	165,540	149,825
Office Facilities	131,556	131,622
Other Assets	1,464,203	1,386,523
(The amounts of ¥36,038 million as of March 31, 2015 and ¥42,825 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)

Total Assets	11,443,628	11,080,559

Liabilities and Equity

Short-Term Debt	284,785	310,550
Deposits	1,287,380	1,332,687
Trade Notes, Accounts and Other Payable	335,936	267,946
Policy Liabilities and Policy Account Balances	2,073,650	1,789,642
(The amounts of ¥1,254,483 million as of March 31, 2015 and ¥934,909 million as of September 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	345,514	364,198
Long-Term Debt	4,132,945	4,060,697
Other Liabilities	598,446	516,060

Total Liabilities	9,058,656	8,641,780

Redeemable Noncontrolling Interests	66,901	18,512

Commitments and Contingent Liabilities

Common Stock	220,056	220,458
Additional Paid-in Capital	255,595	255,615
Retained Earnings	1,672,585	1,788,470
Accumulated Other Comprehensive Income	30,373	10,772
Treasury Stock, at Cost	(26,411)	(26,083)

Total ORIX Corporation Shareholders’ Equity	2,152,198	2,249,232

Noncontrolling Interests	165,873	171,035

Total Equity	2,318,071	2,420,267

Total Liabilities and Equity	11,443,628	11,080,559

	As of March 31, 2015	As of September 30, 2015
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	50,330	36,530
Defined benefit pension plans	(19,448)	(19,904)
Foreign currency translation adjustments	431	(4,924)
Net unrealized losses on derivative instruments	(940)	(930)

	30,373	10,772

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2014 and 2015)

(Unaudited)

		(millions of yen)
	Six Months ended September 30, 2014	Six Months ended September 30, 2015
Revenues:
Finance revenues	91,183	101,244
Gains on investment securities and dividends	31,322	31,317
Operating leases	181,894	191,330
Life insurance premiums and related investment income	137,939	70,492
Sales of goods and real estate	158,176	395,426
Services income	355,121	380,385

Total Revenues	955,635	1,170,194

Expenses:
Interest expense	36,725	35,858
Costs of operating leases	117,771	122,440
Life insurance costs	108,597	31,800
Costs of goods and real estate sold	141,402	351,461
Services expense	206,479	217,880
Other (income) and expense, net	2,007	4,555
Selling, general and administrative expenses	197,074	216,344
Provision for doubtful receivables and probable loan losses	1,975	2,948
Write-downs of long-lived assets	6,882	946
Write-downs of securities	1,754	3,482

Total Expenses	820,666	987,714

Operating Income	134,969	182,480

Equity in Net Income of Affiliates	10,225	11,856
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	19,857	56,409
Bargain Purchase Gain	36,082	—

Income before Income Taxes and Discontinued Operations	201,133	250,745

Provision for Income Taxes	55,014	82,636

Income from Continuing Operations	146,119	168,109

Discontinued Operations:
Income from discontinued operations, net	463	—
Provision for income taxes	(166)	—

Discontinued operations, net of applicable tax effect	297	—

Net Income	146,416	168,109

Net Income Attributable to the Noncontrolling Interests	3,089	5,546

Net Income Attributable to the Redeemable Noncontrolling Interests	2,028	1,265

Net Income Attributable to ORIX Corporation Shareholders	141,299	161,298

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Six Months Ended September 30, 2014 and 2015)

(Unaudited)

	(millions of yen)
	Six Months ended September 30, 2014	Six Months ended September 30, 2015
Net Income:	146,416	168,109

Other comprehensive income (loss), net of tax:
Net change of unrealized losses on investment in securities	(2,770)	(13,814)
Net change of defined benefit pension plans	234	(461)
Net change of foreign currency translation adjustments	15,224	(3,140)
Net change of unrealized gains (losses) on derivative instruments	(62)	12
Total other comprehensive income (loss)	12,626	(17,403)

Comprehensive Income	159,042	150,706

Comprehensive Income Attributable to the Noncontrolling Interests	3,662	6,586

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	5,452	2,423

Comprehensive Income Attributable to ORIX Corporation Shareholders	149,928	141,697

Note

1:

Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2:

Certain line items presented in the condensed consolidated balance sheets and the condensed consolidated statements of income have been changed starting from the nine months period ended December 31, 2014. These changes aim to reflect fairly the changing revenues structure of the Company and its subsidiaries on the consolidated financial statements, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. Corresponding to these changes, the presented amounts in the condensed consolidated statement of income for the six months period ended September 30, 2014 have also been reclassified retrospectively as follows to conform to the presentation for the six months ended September 30, 2015.

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”
•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”
•

“Real estate sales” and “Sales of goods” have been reclassified and combined into “Sales of goods and real estate.” “Costs of real estate sales” and “Costs of goods sold” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related those were previously classified under “Other operating revenues” and “Other operating expenses,” as well as part of expenses previously classified under “Selling, general and administrative expenses,” have been reclassified and combined into “Other (income) and expense, net.”

3:

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates. Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 from the fourth consolidated period of the year ended March 31, 2015. Based on this change, the Company retrospectively adjusted the second consolidated period of the previous year’s condensed consolidated statements of income and condensed consolidated statements of comprehensive income.

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Six Months ended September 30, 2014		Six Months ended September 30, 2015		March 31, 2015	September 30, 2015
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	40,822	12,646	52,712	21,564	1,132,468	1,068,522
Maintenance Leasing	131,671	21,509	135,924	23,117	662,851	699,346
Real Estate	94,381	15,751	109,047	33,717	835,386	753,892
Investment and Operation	257,668	14,503	493,525	36,450	660,014	598,957
Retail	182,050	77,045	102,401	32,062	3,700,635	3,473,196
Overseas Business	253,254	61,533	277,843	97,881	2,178,895	2,172,123

Segment Total	959,846	202,987	1,171,452	244,791	9,170,249	8,766,036

Difference between Segment Total and Consolidated Amounts	(4,211)	(1,854)	(1,258)	5,954	2,273,379	2,314,523

Consolidated Amounts	955,635	201,133	1,170,194	250,745	11,443,628	11,080,559

Note 1:

The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For certain VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.
Note 4:

From the fourth consolidated period in the year ended March 31, 2015, we eliminated the accounting period gap that previously existed between ORIX and DAIKYO, which is grouped under Investment and Operation segment. Based on this change, we have retrospectively adjusted the segment information for the second consolidated period of the previous fiscal year.

2. Geographic Information

					(millions of yen)

	Six Months Ended September 30, 2014
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	700,231	89,132	168,486	(2,214)	955,635
Income before Income Taxes*1	136,766	16,703	48,127	(463)	201,133

					(millions of yen)

	Six Months Ended September 30, 2015
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	885,283	102,876	182,035	—	1,170,194
Income before Income Taxes*1	153,554	51,310	45,881	—	250,745

*Note 1:	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
*Note 2:	Mainly the United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the six months ended September 30, 2014 and the six months ended September 30, 2015. The revenues of Robeco aggregated on a legal entity basis were ¥45,805 million in the Americas and ¥39,000 million in Other for the six months ended September 30, 2014, and ¥56,927 million in the Americas and ¥38,993 million in Other for the six months ended September 30, 2015.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There is no corresponding item.